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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*


                             INTERVOICE-BRITE, INC.
                                (Name of Issuer)

                         Common Stock, without par value
                         (Title of Class of Securities)

                                   461142 10 1
                                 (CUSIP Number)


             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[x] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 461142 10 1

        1.         Names of Reporting Persons:         Daniel D. Hammond(1)
                   I.R.S. Identification Nos. of above persons (entities only).


        2.         Check the Appropriate Box if a Member of a Group (See
                   Instructions)

                   (a)               [  ]

                   (b)               [  ]


        3.         SEC Use Only


        4.         Citizenship or Place of Organization:          USA

Number of                  5.   Sole Voting Power:        1,433,885
Shares
Beneficially               6.   Shared Voting Power:              0
Owned by
Each Reporting             7.   Sole Dispositive Power:   1,433,885
Person With
                           8.   Shared Dispositive Power:         0

        9.         Aggregate Amount Beneficially Owned by Each Reporting Person:
                   1,433,885


        10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


        11.        Percent of Class Represented by Amount in Row (9):
                   4.25% based on 33,735,258 shares of Common Stock outstanding as of November 30, 2001

        12.        Type of Reporting Person (See Instructions):   IN


(1) Mr. Hammond is a founder of Issuer as disclosed in Issuer's proxy statement for Issuer's June 28, 2000 annual meeting. Effective as of June 25, 2000, Mr. Hammond resigned as an officer of Issuer and effective as of December 31, 2000, Mr. Hammond resigned as a director of Issuer.


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ITEM 1.

         (a)      Name of Issuer: InterVoice-Brite, Inc.

         (b)      Address of Issuer's Principal Executive Offices:
                  17811 Waterview Parkway, Dallas, Texas 75252

ITEM 2.

         (a)      Name of Person Filing: Daniel D. Hammond

         (b)      Address of Principal Business Office or, if none, Residence:
                  17811 Waterview Parkway, Dallas, Texas 75252

         (c)      Citizenship: USA

         (d)      Title of Class of Securities: Common Stock, without Par Value

         (e)      CUSIP Number: 461142 10 1


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         (a)      [ ]      Broker or dealer registered under section 15 of the
                           Act (15 U.S.C. 78o).

         (b)      [ ]      Bank as defined in section 3(a)(6) of the Act (15
                           U.S.C. 78c).

         (c)      [ ]      Insurance company as defined in section 3(a)(19) of
                           the Act (15 U.S.C. 78c).

         (d)      [ ]      Investment company registered under section 8 of the
                           Investment Company Act of 1940 (15 U.S.C 80a-8).

         (e)      [ ]      An investment adviser in accordance with
                            Sections 240.13d-1(b)(1)(ii)(E);

         (f)      [ ]      An employee benefit plan or endowment fund in
                           accordance with Sections 240.13d-1(b)(1)(ii)(F);

         (g)      [ ]      A parent holding company or control person in
                           accordance with Sections 240.13d-1(b)(1)(ii)(G);

         (h)      [ ]      A savings associations as defined in Section 3(b) of
                           the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i)      [ ]      A church plan that is excluded from the definition
                           of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)      [ ]      Group, in accordance with Sections
                           240.13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount beneficially owned: 1,433,885(1)

         (b)      Percent of class: 4.25%(2)

         (c)      Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote:
                           1,433,885(1)(3)

                  (ii)     Shared power to vote or to direct the vote: 0

                  (iii) Sole power to dispose or to direct the disposition of: 1,433,885(1)(3)

                  (iv) Shared power to dispose or to direct the disposition of: 0.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.


NOT APPLICABLE

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

NOT APPLICABLE
--------------------------------------------------------------------------------

(1) Mr. Hammond directly holds 452,105 shares of InterVoice-Brite common stock and indirectly holds 342 shares through a 401(k) plan and 3,838 shares through his spouse. Additionally, Mr. Hammond has 977,600 shares subject to stock options that are currently exercisable.

(2) Based on 33,735,258 shares of Common Stock outstanding as of November 30, 2001.

(3) Mr. Hammond does not have the power to vote or to direct the vote of the 342 shares that he holds indirectly through the 401(k) plan.

Additionally Mr. Hammond shares with his spouse the right to vote and dispose of the shares owned by his spouse.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

Not Applicable


ITEM 10. CERTIFICATION

Not Applicable




                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                          8 FEB 2002
                                               --------------------------------
                                               Date

                                                    /s/ DANIEL D. HAMMOND
                                               --------------------------------
                                               Signature

                                                        DANIEL D. HAMMOND
                                               --------------------------------
                                               Name/Title